EXHIBIT 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated Financial Statements of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) for the year ended December 31, 2014 as publicly filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website.  All dollar amounts are expressed in Canadian Dollars unless otherwise specified.

We have prepared the audited consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  This MD&A is prepared as of March 3, 2015 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement on forward-looking information” included within this MD&A.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Our Business

Pretivm was incorporated on October 22, 2010 under the laws of the Province of British Columbia.  We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas.

Our initial projects are the Brucejack Project and the Snowfield Project (together, the “Projects”), which are 100% owned advanced stage exploration projects located in northwestern British Columbia.

Our focus is on advancing the Brucejack Project to production as a high-grade gold underground mine, with permitting and engineering underway.

4th Quarter Highlights

•
On October 22, 2014, we announced the final results from the 2014 surface drill program in the Valley of the Kings, following up on our announcements on July 3, 2014 and August 20, 2014.  The surface drill program was successful in confirming both the grade and continuity of Indicated and Inferred gold mineralization in an area defined by the 2013 Mineral Resource estimate block model, and the continuity of gold mineralization in the Valley of the Kings below the area defined by the 2013 Mineral Resource estimate.

•
On November 20, 2014, we announced that we had contracted AMEC Americas Limited (“AMEC”) to provide the engineering, procurement and construction management (“EPCM”) services for the Brucejack Project.

•
On December 8, 2014, we announced that Zijin Mining Group Co., Ltd. (“Zijin”) had agreed to make a strategic investment in the Company, resulting in Zijin owning approximately 9.9% of our issued and outstanding shares.  We agreed to issue to Zijin by way of a private placement 12,836,826 common shares at a price of $6.30 per share for gross proceeds of approximately $80,872,004.  The Zijin private placement closed on January 16, 2015.  Mr. Shaoyang Shen of Zijin was appointed to our Board of Directors pursuant to the terms of the subscription agreement dated December 8, 2014 which entitled Zijin to nominate one person.

•
On December 11, 2014, we announced that we had agreed to enter into subscription agreements with certain shareholders who wished to maintain their respective pro rata interests in the Company in connection with the previously announced strategic investment by Zijin (the “Pro-Rata Private Placement”).  The Pro-Rata Private Placement closed on January 21, 2015.  A total of 2,897,490 common shares were issued to subscribers at a price of $6.30 per share for gross proceeds of approximately C$18,254,187.

•	Subsequent to the end of the quarter, on January 14, 2015, we announced the appointment of Tom S.Q. Yip as Chief Financial Officer.

Operations

Brucejack Project

The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of 11 mineral claims totaling 3,199.28 hectares in area.  The Brucejack Project forms part of our contiguous claims package that comprises 105,990 hectares.

Project Permitting

In December 2012, we submitted the Project Description for the Brucejack Project to the British Columbia Environmental Assessment Office (“BCEAO”) and in January 2013 to the Canadian Environmental Assessment Agency (“CEAA”).  These filings initiated the permitting process for the proposed 2,700 tonnes per day high-grade underground gold mine at the Brucejack Project.

In February 2013, the BCEAO issued a Section 10 order in respect of the Environmental Assessment Certificate (“EAC”) requirement for the Brucejack Project and a Section 11 order in July 2013 outlining the scope, procedures and methods for the environmental assessment process.  In May 2013, CEAA issued the Environmental Impact Statement (“EIS”) Guidelines that outline the federal permitting requirements for the Brucejack Project.

In September 2013, we held the initial meeting with the Working Group comprised of the representatives from provincial and federal government agencies, First Nations and communities participating in the review process.  Participants from the Working Group also visited the Brucejack Project site. In late November 2013, we held public meetings in five communities in northwest British Columbia during the first public comment period.

On May 2, 2014, we received a copy of the approved Application Information Requirements from the BCEAO and on June 20, 2014, we filed our EAC application with the BCEAO, which was evaluated for completeness over a 30-day period by BCEAO with the involvement of the Working Group.

On August 13, 2014, our EAC application was accepted for filing by the BCEAO.  In September 2014, we held a second round of public meetings in five communities in northern British Columbia during the second public comment period.

During the fourth quarter, we provided responses to the Working Group and public comments as part of the application review process.

The BCEAO has a maximum of 180 days from August 13, 2014, the date of our EAC application, to complete its review and prepare an assessment report for a decision by the Minister of Environment and the Minister of Energy and Mines.  The Ministers have 45 days following the receipt of the assessment report to make a decision.

CEAA reviews the EIS, which we submitted concurrently with the EAC application to the province.  The provincial and federal environmental assessment process are coordinated where possible, though with a separate federal review timeline.  Provincial and federal approval of the EAC application and EIS, respectively, allow for the issuance of the statutory permits and authorizations to begin construction of a mine at Brucejack.

Project Engineering

Basic and detailed engineering activities have been ongoing following the completion in June 2014 of the updated National Instrument 43-101-compliant feasibility study for the Brucejack Project (see “Updated Feasibility Study” below).  On November 20, 2014, we announced that we had contracted AMEC to provide the EPCM services for the Project.

During the fourth quarter, flow sheets and process design criteria were finalized as well as process and instrumentation diagrams.  Plant and site layout refinements are currently underway, as well as the procurement of surface facilities and underground infrastructure.

Additionally, we have staffed the teams in the technical areas required to advance the Project through development.

Updated Feasibility Study

On June 19, 2014, we announced an updated National Instrument 43-101-compliant Feasibility Study for the Brucejack Project (see our news release dated June 19, 2014).  The Feasibility Study and Technical Report Update on the Brucejack Project, Stewart BC, dated June 19, 2014 was completed by Tetra Tech and was filed on SEDAR on June 30, 2014 (the “2014 Feasibility Study”).

The Valley of the Kings Proven and Probable Mineral Reserves are 6.9 million ounces of gold (13.6 million tonnes grading 15.7 grams of gold per tonne) and West Zone Proven and Probable Mineral Reserves are 600,000 ounces of gold (2.9 million tonnes grading 6.9 grams of gold per tonne).

The Base Case (US$1,100/ounce gold, US$17/ounce silver and exchange rate of 0.92 C$/US$) estimated pre-tax Net Present Value (5% discount) is US$2.25 billion, with an internal rate of return of 34.7%.

The 2014 Feasibility Study contemplates average annual production for the first eight years of 504,000 ounces of gold and for the 18 year life of mine 404,000 ounces of gold, an estimated capital cost, including contingencies, of US$746.9 million and an average processing rate of 2,700 tonnes/day with operating costs of C$163.05 per tonne milled.

The 2014 Feasibility Study is based on the 2013 Mineral Resource estimates for the Valley of the Kings and the West Zone (see “Resource Estimate” below).

Economic Evaluation

A summary of financial outcomes using three metal price scenarios, including spot metals prices at the time of completion of the 2014 Feasibility Study, is presented below:

Table 1: Summary of Brucejack High-Grade Economic Results by Metal Price

	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$15.00	$17.00	$21.00
Net Cash Flow (US$)	$2.02 billion (pre-tax) $1.34 billion (post-tax)	$4.16 billion (pre-tax) $2.72 billion (post-tax)	$6.35 billion (pre-tax) $4.13 billion (post-tax)
Net Present Value(1) (5.0% discount) (US$)	$985 million (pre-tax) $620 million (post-tax)	$2.25 billion (pre-tax) $1.45 billion (post-tax)	$3.54 billion (pre-tax) $2.28 billion (post-tax)
Internal Rate of Return	20.3% (pre-tax) 16.5% (post-tax)	34.7% (pre-tax) 28.5% (post-tax)	47%(pre-tax) 38.7% (post-tax)
Payback(from start of production period)	4.4 years (pre-tax) 4.5 years (post-tax)	2.7 years (pre-tax) 2.8 years (post-tax)	2.0 years (pre-tax) 2.1 years (post-tax)
Exchange Rate (US$:C$)	0.92	0.92	0.92
 (1) NPV is discounted to July 2014.

Project Mineral Reserves

The Mineral Reserves resulting from the 2014 Feasibility Study for the Brucejack Project are based on the 2013 Mineral Resource estimates for the Valley of the Kings and the West Zone.  The Mineral Reserve estimates by zone and Reserve category are summarized below.

Table 2: Valley of the Kings Mineral Reserve Estimate(2)(3)  – June 2014

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	2.1	15.6	12	1.1	0.8
Probable	11.5	15.7	10	5.8	3.9
Total P&P	13.6	15.7	11	6.9	4.6
(2) Rounding of some figures may lead to minor discrepancies in totals
(3) Based on C$180/t cutoff grade, US$1,100/oz Au price, US$17/oz Ag price, C$/US$ exchange rate = 0.92

Table 3: West Zone Mineral Reserve Estimate(4)  – June 2014

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained
				Gold (million oz)	Silver (million oz)
Proven	1.4	7.2	383	0.3	17.4
Probable	1.5	6.5	181	0.3	8.6
Total P&P	2.9	6.9	279	0.6	26.0
(4) See notes (2) and (3) to Table 2 above..

Mining and Processing

The Brucejack Project is planned as a high-grade underground mining operation using a long-hole stoping mining method and cemented paste backfill.  The Valley of the Kings, the higher-grade, primary targeted deposit, will be developed first; the lower-grade West Zone will be developed in the second half of the Project’s 18-year mine life.  The mine is planned to operate with a processing rate of 2,700 tonnes per day and mine a total of 16.5 million tonnes of ore for the 18 years at an average mill feed grade of 14.1 grams gold per tonne.

Mineral processing will involve conventional sulphide flotation and gravity concentration, producing gold-silver doré and gold-silver flotation concentrate.  Metallurgical recoveries for the Valley of the Kings are projected to be 96.9% for gold and 84.7% for silver, and for the West Zone 95.1% for gold and 91.0% for silver.  A total of 7.27 million ounces of gold and 27.63 million ounces of silver is estimated to be produced over the life of the Brucejack Project, including the gold and silver recovered into the flotation concentrate.  The Brucejack Project’s projected production and processing is summarized in Table 4 below.

Table 4: Brucejack Project Total Mine Projected Production and Processing Summary(5)

Year	Tonnage (t)	Gold grade (g/t)	Silver grade (g/t)	Gold Production (‘000 ounces)	Silver Production (‘000 ounces)
1	839,000(6)	15.4	11.7	403	268
2	995,000	15.2	11.7	470	318
3	995,000	16.7	12.8	519	349
4	984,000	15.9	9.9	488	263
5	988,000	16.9	11.0	521	296
6	999,000	17.5	10.6	545	287
7	986,000	17.8	11.8	547	319
8	996,000	17.5	11.7	542	319
9	994,000	14.9	10.2	461	276
10	987,000	15.5	11.2	476	302
Years 11-18	6,788,000	11.0	124.5	2,303	24,630
Life of Mine (Years 1-18)	16,550,000	14.1	57.7	7,274	27,626
(5) Rounding of some figures may lead to minor discrepancies in totals.
(6) Tonnage includes pre-production ore.

Capital and Operating Costs

The capital cost for the Brucejack Project is estimated at US$746.9 million, including a contingency of US$69 million.  Capital costs are summarized in Table 5 below.

Table 5: Capital Costs Summary

(US$ million)
Mine underground	179.5
Mine site(7)	210.8
Offsite Infrastructure	89.1
Total Direct Costs	479.4
Indirect Costs	127.5
Owner’s Costs	71.0
Contingency	69.0
Total Capital Cost	746.9
(7) Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.

Average operating cost is estimated at C$163.05 per tonne milled.  Operating costs are summarized in Table 6 below.

Table 6: Operating Costs Summary

(C$/tonne)
Mining	91.34(8)
Processing	19.69
General & Administrative	30.87
Surface Services and Others	21.15
Total Operating Cost	163.05
(8) LOM ore milled; if excluding the ore mined during preproduction, the estimated cost is C$91.78/t.

All-In sustaining cash costs, which include by-product cash costs, sustaining capital, exploration expense, and reclamation cost accretion are summarized in Table 7 below.

Table 7: All-In Sustaining Cash Costs Life of Mine

(US$ million)
Total Cash Costs(9)	2,814.5
Reclamation Cost Accretion	27.5
Sustaining Capital Expenditure	320.6
All-in Sustaining Cash Costs	3,162.6
Gold Sales (ounces)	7,067
All-in Sustaining Cash Costs per Ounce	US$448/ounce
(9) Net of silver credits at Base Case silver price of $US17/ounce.

2014 Exploration Program

The 2014 exploration program at the Brucejack Project was focused on continuing resource definition in the Valley of the Kings with both surface and underground exploration.

The 2014 surface drill program consisted of infill drilling, exploration drilling at depth and condemnation drilling.  The infill drill program, comprising 5,818 meters in three holes including 14 wedge holes, was successful in confirming the grade and continuity of Indicated and Inferred gold mineralization in an area defined by the 2013 Mineral Resource estimate block model.

The exploration drilling at depth, which consisted of four deep drill holes comprising 3,507 meters, was successful in confirming the continuity of gold mineralization in the Valley of the Kings below the area defined by the 2013 Mineral Resource estimate.  Condemnation drilling for mine site infrastructure consisted of 25 drill holes comprising 2,679 meters.

Underground exploration in the Valley of the Kings has continued to date with mapping and sampling coinciding with the advance of ramping and vent raise excavation.  Underground drilling from the 1260 meter-level is expected to commence in the first half of 2015.

Resource Estimate

On December 19, 2013, we announced an updated high-grade Mineral Resource estimate for the Valley of the Kings (see our news release of December 19, 2013).  The resource estimate, which incorporated all drilling completed to December 2013 at the Valley of the Kings, was completed by Snowden Mining Industry Consultants.  The Brucejack Project Mineral Resources Update Technical Report dated December 19, 2013 was filed on SEDAR on February 2, 2014.

High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) total:

•	1.2 million ounces of gold in the Measured Mineral Resource category (2.0 million tonnes grading 19.3 grams of gold per tonne);

•	7.5 million ounces of gold in the Indicated Mineral Resource category (13.4 million tonnes grading 17.4 grams of gold per tonne); and

•	4.9 million ounces of gold in the Inferred Mineral Resource category (5.9 million tonnes grading 25.6 grams of gold per tonne).

Snowfield Project

The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,267.43 hectares.  Since we acquired the Snowfield Project in October 2010, we have continued to carry out environmental studies in conjunction with the Brucejack Project.

During 2011, we focused on completing an updated mineral resource estimate for the project, examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”).

Joint Snowfield/ KSM Engineering Studies

We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provides for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation.  The internal engineering study was finalized during the first quarter of 2012 and indicated that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital were considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.

Snowfield represents a longer term gold opportunity for our shareholders.  Although we do not have a development plan as yet for the Snowfield Project, we plan to continue to explore the area and have budgeted for additional environmental studies which will benefit both the Brucejack and Snowfield Projects.

Additional Claims

Our contiguous claims, including the claims comprising the Brucejack and Snowfield Projects, total over 105,990 hectares, providing further exploration potential to supplement the value we are creating at Brucejack.  A claim boundary map is available on our website.

Results of Operations

Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of a final feasibility study, preparation of engineering designs, as well as receipt of financings to fund these objectives.

We expect that the expenditures will be consistent in future periods, other than bonuses which are determined annually by the Board of Directors, subject to any material changes in exploration and development activities.

Selected Financial Information

Annual information

Selected consolidated annual financial information for the years ended December 31, 2014, 2013 and 2012 are as follows (in $000’s):

	2014	2013	2012
Total revenue	$Nil	$Nil	$Nil
Loss per share – basic and diluted	$0.11	$0.16	$0.17
Loss and comprehensive loss	$12,445	$16,584	$15,243
Total assets	$816,816	$726,261	$647,472
Long-term liabilities	$24,308	$19,836	$10,780
Cash dividends	$Nil	$Nil	$Nil
Cash and cash equivalents	$34,495	$11,575	$28,992
Mineral interests	$759,238	$696,790	$596,159

Quarterly information

Selected consolidated financial information for this quarter and the preceding seven quarters is as follows (in $000’s):

	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1
Revenue	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss per share – basic and diluted	$0.02	$0.04	$0.03	$0.02	$0.04	$0.03	$0.04	$0.05
Loss and comprehensive loss	$2,094	$4,668	$3,306	$2,377	$5,006	$2,591	$4,256	$4,731
Total assets	$816,816	$811,896	$749,142	$746,736	$726,261	$731,775	$702,571	$667,049
Long-term liabilities	$24,308	$23,379	$20,303	$19,228	$19,836	$16,853	$15,943	$13,076
Cash dividends	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Cash and cash equivalents	$34,495	$63,981	$19,739	$24,706	$11,575	$30,564	$33,312	$20,764
Mineral interests	$759,238	$727,884	$709,284	$704,021	$696,790	$674,869	$645,878	$621,315

Net loss and comprehensive loss for the year ended December 31, 2014 was $12,444,772 compared to a loss of $16,583,686 during the year ended December 31, 2013.  The decrease is largely attributed to the decrease in share-based compensation and deferred income tax expense.

During the year ended December 31, 2014, stock option expense decreased to $2,847,849 as compared to $5,431,093 during the year ended December 31, 2013.  This is due mainly to the reduced number of options granted in 2014 and by the timing of stock option grants.  We hire individuals with the required skills to advance our business and stock options may be granted to employees and consultants as part of their overall compensation.  Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral interests the fair value of these stock option issuances over the vesting period.

During the fourth quarter of 2014, we implemented a Restricted Share Unit Plan (the “RSU Plan”). Restricted Share Units issued under the RSU Plan (the “RSUs”) vest in tranches over a three-year period and are cash-settled immediately upon vesting.  The accrued liability recognized for the RSUs during the year ended December 31, 2014 was $61,799 (2013 - $Nil) of which $27,028 (2013 - $Nil) was recorded to share-based compensation and $34,771 (2013 - $Nil) was capitalized to mineral interests.

Investor relations and shareholder communication costs for the year ended December 31, 2014 were $1,105,584 as compared to $884,249 incurred for the year ended December 31, 2013.  Investor relations and shareholder communication costs were mainly due to marketing and communication activities conducted within the investment community.

During the beginning of 2014, we acquired additional office space.  This attributed to the majority of the increase in general and administrative costs of $1,137,268 for the year ended December 31, 2014 as compared to $871,696 for the year ended December 31, 2013.

Professional fees were $983,068 for the year ended December 31, 2014 compared to $386,711 for the year ended December 31, 2013.  We are currently engaged in two class action lawsuits filed against us in the Ontario Superior Court of Justice and the United States District Court for the Southern District of New York.  For details on the class action lawsuits, please see “Commitments, Contingencies and Off-Balance Sheet Arrangements” below.  As we have reached our deductible limit with our insurers, future legal expenses associated with the class action lawsuits will be provided for in accordance with our insurance policy.

During the year ended December 31, 2014, we recorded a deferred income tax expense of $4,196,241 as compared to a deferred income tax expense of $6,476,458 for the year ended December 31, 2013.  The difference is related to the transfer of the tax base of mineral exploration expenditures to flow-through share investors.

During the year ended December 31, 2014, some of our equity financings were denominated in US dollars.  The majority of the foreign exchange gain of $343,728 (2013 - $Nil) is a result of the subsequent translation of the US dollar proceeds to Canadian dollars.

We earned interest income on our cash balance for the year ended December 31, 2014 of $405,671 compared to $460,142 for the year ended December 31, 2013.

Liquidity and Capital Resources

Our cash and cash equivalents as at December 31, 2014 totaled $34,495,175 increasing $22,920,085 from $11,575,090 at December 31, 2013.  To date, our source of funding has been the issuance of equity securities for cash.

Our working capital as at December 31, 2014 was $33,770,270 as compared to $11,218,540 as at December 31, 2013.

Working capital items other than cash and cash equivalents consisted of receivables and other of $12,551,947 (2013- $8,029,053) and accounts payable and accrued liabilities of $13,276,852 (2013 - $8,385,603). Receivables and other is comprised primarily of $513,706 (2013 - $Nil) accrued for gold sales receivable, $1,651,138 (2013 - $1,206,485) of Goods and Services Tax refunds, and $9,739,990 (2013 - $6,800,690) accrued for BC Mineral Exploration Tax Credits receivable from the Province of BC.

On March 6, 2014, we completed a private placement of 568,182 Investment Tax Credit flow-through common shares at a price of $8.80 per flow-through share and 1,953,467 Canadian Exploration Expense (“CEE”) flow-through common shares at a price of $8.05 per flow-through share for aggregate gross proceeds of approximately $20,725,410 (the Flow-Through Offerings”).  The agents in the Flow-Through Offerings were granted an over-allotment option and as such, on March 11, 2014, we issued an additional 34,112 CEE flow-through common shares and on March 20, 2014 we issued an additional 869,566 CEE flow-through common shares at a price of $8.05 per flow-through share. Total gross proceeds from the over-allotment option totaled approximately $7,274,608.

On July 29, 2014, we completed a marketed offering of 8,280,000 common shares at a price of US$7.25 per share.  We received gross proceeds of US$49,524,750 for the sale of 6,831,000 common shares.  The remaining 1,449,000 common shares were sold by Silver Standard Resources Inc. (“Silver Standard”) in a secondary offering pursuant to its existing registration rights to participate in offerings of our securities in an amount equal to the total number of common shares being offered multiplied by their current ownership percentage.  On August 15, 2014, we completed the over-allotment option of 1,242,000 common shares at a price of US$7.25 per share pursuant to the marketed offering that completed on July 29, 2014 and we received gross proceeds of approximately US$7,400,000 for the sale of 1,024,650 additional shares.  The remaining 217,350 additional shares were sold by Silver Standard.  On August 15, 2014, we also completed a private placement of 496,054 common shares at a price of US$7.25 per share for gross proceeds of approximately US$3,596,000 to a holder who wished to maintain their respective pro rata interest in the Company.

On December 8, 2014, we announced the private placement of 12,836,826 common shares at a price of $6.30 per share to Zijin Mining Group., Ltd. (“Zijin”) for gross proceeds of approximately $80,872,004.  This resulted in Zijin owning approximately 9.9% of our issued and outstanding shares.  The Zijin private placement completed on January 16, 2015.  Mr. Shaoyang Shen of Zijin was appointed to our Board of Directors pursuant to the terms of the subscription agreement dated December 8, 2014 which entitled Zijin to nominate one person.

On December 11, 2014, we announced that we had agreed to enter into subscription agreements with certain shareholders who wished to maintain their respective pro rata interests in the Company in connection with the strategic investment by Zijin (the “Pro-Rata Private Placement”).  The Pro-rata Private Placement completed on January 21, 2015.  A total of 2,897,490 common shares were issued to subscribers at a price of $6.30 per share for gross proceeds of approximately $18,254,187.

With our current working capital, we believe we will have sufficient capital to fund the continued permitting of the Brucejack Project, our environmental and engineering activities, as well as general corporate expenditures.

Cash used in investing activities in the year ended December 31, 2014 was $59,341,789 (2013 - $98,238,263), which was incurred mainly in respect of exploration and evaluation activities at the Projects described under Operations above in the amount of $66,794,675 (2013 - $92,718,243). Exploration and evaluation activities included $19,779,073 in engineering and permitting costs, $8,534,955 in underground mining costs, $5,315,943 for temporary road and bridges, $6,782,553 in drilling, and $6,415,392 for fuel, equipment rental and transportation.  Other investing activities included $1,929,859 (2013 - $5,451,020) to acquire exploration software and machinery. Investing activities for the year ended December 31, 2014 also included cash inflows from gold sales of $9,871,995 (2013 - $Nil).

Development of any of our mineral properties will require additional equity and possibly debt financing. We are an exploration stage company and as such, we do not generate revenues from operations, except for proceeds from our exploration program gold sales.  We rely on equity funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Commitments, Contingencies and Off-Balance Sheet Arrangements

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

Canadian Class Actions

We are aware of two proposed class actions filed against us and certain of our officers and directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2013 by Roksana Tahzibi (the “Tahzibi Action”)(collectively, the “Ontario Actions”).  The plaintiffs seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired our securities.  In the Wong Action, the class period is between November 22, 2012 and October 22, 2013.  In the Tahzibi Action, the class period is between July 23, 2013 and October 21, 2013.

The plaintiffs allege that certain of our continuous disclosure documents filed in Canada contained material misrepresentations or omissions regarding our Brucejack Project, including statements with respect to probable mineral reserves and future gold production at Brucejack, and failed to communicate alleged information from Strathcona.  The plaintiffs allege these misrepresentations and omissions are actionable as negligent misrepresentations or misrepresentations under various provincial Securities Acts.  The plaintiffs seek general damages of $60 million (in the Wong Action) and $250 million (in the Tahzibi Action) as well as pre- and post-judgment interest and costs.

There have been no further steps in the Ontario Actions.  The Company believes that the allegations made against it in Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against us and certain of our officers and directors, alleging that we violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Project.  All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552.  The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased our shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which we moved to dismiss in May 2014.  In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”).  We moved to dismiss the Second Amended Complaint on September 5, 2014. The plaintiffs filed their Opposition to our Motion to Dismiss on October 20, 2014 and we filed our reply brief on November 19, 2014.  The Court has not yet issued a decision on the motion.

We believe the allegations made against us in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

In general, litigation claims can be expensive and time consuming to bring or defend and could result in settlements or damages that could significantly affect our financial position.  We intend to contest any such litigation claims to the extent of any available defenses.  However, it is not possible to predict the final outcome of any current litigation or additional litigation to which we may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition, could be material.

We have no material long term debt, capital lease obligations, operating leases or any other long term obligations, other than a commitment for office lease and operating costs that require minimum payments.

Related Party Transactions

We have entered into employment agreements with each of our President and CEO (the (“CEO”), our Chief Development Officer and Executive Vice President (the “CDO”), our Chief Exploration Officer and Vice President (the “CExO”) and our Chief Operating Officer and Vice President (the “COO”).  Under the employment agreements as of December 31, 2014, our CEO received a base salary of $450,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in our market capitalization, provided the increase in market capitalization is 10% or more; our CDO received a base salary of $350,000 per year, benefits and an annual bonus determined at the discretion of our Board; and our CExO and COO each received a base salary of $325,000 per year, benefits and an annual bonus determined at the discretion of our Board.  Our CEO, CDO, CExO, and COO are also entitled, on termination without cause, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

Critical Accounting Estimates and Judgments

Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2014. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

1) Impairment assessment

The application of our accounting policy for impairment of mineral interests requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activates on the exploration and evaluation assets.

Management has assessed for impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of December 31, 2014.

2) Determination of commercial viability and technical feasibility of the Brucejack Project

The application of our accounting policy for exploration and evaluation expenditures requires judgment to determine whether technical feasibility and commercial viability of the Brucejack Project is demonstrable.  We considered the application status of key environmental permits and concluded that capitalized expenditure related to the Brucejack Project are appropriately classified as an exploration and evaluation asset.

Financial Instruments and Other Instruments

Financial assets:

We have the following financial assets: cash and cash equivalents, amounts receivable and restricted cash.

Such financial assets have fixed or determinable payments that are not quoted in an active market.  Accordingly, they are measured at amortized cost using the effective interest method less any impairment losses.

Financial liabilities:

We have the following financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks.  Our Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations.  Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and restricted cash as well as the collectability of gold sales receivable. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with financial institutions of high credit quality. We manage the credit risk on our gold sales by requiring provisional payments upfront between 75% - 90% of the value of the concentrate shipped and through utilizing multiple counterparties.

The carrying value of our cash and cash equivalents, restricted cash and gold sales receivable represent our maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.  We ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs.

Interest Rate Risk

We are subject to interest rate risk with respect to our investments in cash and cash equivalents and restricted cash. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Capital Management

Our objectives in the managing of the liquidity and capital are to safeguard our ability to continue as a going concern and provide financial capacity to meet our strategic objectives. Our capital structure consists of equity attributable to common shareholders, comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

As at December 31, 2014, we do not have any long-term debt and are not subject to any externally imposed capital requirements. With our current working capital, we believe we still have sufficient capital to fund the continued permitting of the Brucejack Project, our environmental and engineering activities, as well as general corporate expenditures.

Outstanding Share Data

At March 3, 2015, we had the following common shares and share purchase options outstanding.

	Number of securities	Exercise price ($)	Weighted Average Remaining Life (years)
Common shares	132,562,397
Share purchase options	11,911,950	$5.85 - $17.46	2.32
Fully diluted	144,474,347

Risks and Uncertainties

Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 31, 2014 and filed on SEDAR, which are incorporated by reference in this MD&A.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There has been no change in our internal control over financial reporting during the year ended December 31, 2014 that has materially affected, or is reasonably likely to affect our internal control over financial reporting.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (1992).  Based upon our assessment and those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Disclosure Controls and Procedures

Management assessed the effectiveness of our disclosure controls and procedures as of December 31, 2014.  Based upon the results of that evaluation, management concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information disclosed by us in the reports that we file were appropriately recorded, processed, summarized and reported to allow timely decisions regarding required disclosure.

Statement Regarding Forward-Looking Information

In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources.  We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation.

Forward-looking information may include, but is not limited to, risks related to information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources and reserves, realization of mineral resource and reserve estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:

•	uncertainty as to the outcome of legal proceedings including certain class action proceedings in the U.S. and Canada;

•	the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;

•	the fact that we are a relatively new company with no mineral properties in production or development and no history of production or revenue;

•	our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	dependency on the Brucejack Project for our future operating revenue;

•	our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;

•	uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	commodity price fluctuations, including gold price volatility;

•	our history of negative operating cash flow, incurred losses and accumulated deficit;

•	market events and general economic conditions;

•	the inherent risk in the mining industry;

•	the commercial viability of our current and any acquired mineral rights;

•	availability of suitable infrastructure or damage to existing infrastructure;

•	governmental regulations, including environmental regulations;

•	delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	compliance with emerging climate change regulation;

•	adequate internal control over financial reporting;

•	increased costs of complying with the Dodd-Frank Act;

•	potential opposition from non-governmental organizations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	uncertainties related to title to our mineral properties and surface rights;

•	land reclamation requirements;

•	our ability to identify and successfully integrate any material properties we acquire;

•	uncertainties related to title to our mineral properties and surface rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	our ability to attract and retain qualified management;

•	some of our directors’ and officers’ involvement with other natural resource companies;

•	potential inability to attract development partners or our ability to identify attractive acquisitions;

•	potential liabilities associated with our acquisition of material properties;

•	our ability to comply with foreign corrupt practices regulations and anti-bribery laws;

•	changes to relevant legislation, accounting practices or increasing insurance costs;

•	our anti-takeover provisions could discourage potentially beneficial third party takeover offers;

•	significant growth could place a strain on our management systems;

•	share ownership by our significant shareholders, their ability to influence our governance and possible market overhang;

•	there is no market for our securities other than our common shares;

•	the trading price of our common shares is subject to volatility due to market conditions;

•	future sales or issuance of our equity securities;

•	certain actions under U.S. federal securities laws may be unenforceable;

•	if we raise debt securities, they will be unsecured and will rank equally with other unsecured debt;

•	our broad discretion relating to the use of proceeds from financings;

•	we do not intend to pay dividends in the near future; and

•	our being treated as a passive foreign investment company for U.S. federal income tax purposes.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our Annual Information Form dated March 31, 2014 as well as those referred to in our Short Form Base Shelf Prospectus dated July 16, 2014, both of which are filed on SEDAR and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in this prospectus, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date hereof, forward-looking statements are not guarantees of future performance due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.